Exhibit (a)(1)(N)
Ensource Energy Conference Call
Moderator: Scott Smith
January 9, 2006
11:00 a.m. ET
OPERATOR: Good morning, ladies and gentlemen. My name is Melissa, and I will be your conference facilitator today.
At this time, I would like to welcome everyone to the Ensource Energy conference call. All lines have been placed on mute to prevent any background noise.
After the speakers’ remarks, there will be a question and answer period. If you would like to ask a question during this time, please press star then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key. Thank you.
It is now my pleasure to turn the floor over to Ensource Energy’s management. You may begin your conference.
SCOTT SMITH, ENSOURCE ENERGY, PRESIDENT: First of all, I say thank you all so much for joining us this morning. My name is Scott Smith and I’m the President of Ensource, and I’m joined today by Marshall Eubank, our Executive Vice President and Chief Financial Officer.
First of all, we recognize this exchange offer is a somewhat complicated transaction. Our goals today are to set forth the details of the offer in a hopefully a simple, concise manner, describe our business plan going forward, and, most importantly, highlight the benefits of this transaction for the NGT unit holders.
I would like to point out that if anybody is looking for a copy of our prospectus or the letter of the unit holders, all of which that were filed with the SEC, they can be found at our Web site, ensource-energy.com.
Before we get started, our attorneys have asked that we recite the following statement. All statements, other than statements of historical facts included herein, are forward-looking statements.
Included among forward-looking statements are, among other things, statements regarding Ensource’s business strategy, plans and objectives, and statements expressing beliefs and expectations regarding the payment of distributions to Ensource’s limited partners.
Although Ensource believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect.
Ensource’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in Ensource’s periodic reports that have been filed with and are available from the SEC.
Now we’ve got the legal part out of the way, we’ll continue forward.
As I hope most of you are aware, our goal is to transform Eastern America Natural Gas Trust, which we’ll refer to hereafter as NGT, from a passive depleting entity into a dynamic, actively managed, limited partnership focused on growth via the acquisition of interest in mature, long-lived oil and gas assets in the United States.
Upon completion of this transaction, NGT unit holders will participate in increased distributions in the associated capital appreciation as we unlock earning power of the zero coupon bonds by executing our business plan under the guidance of our management team and our board of directors.

Before we proceed further, I would like to briefly review the terms of the exchange offer for the benefit of all the listeners. We are offering the NGT unit holders the opportunity to exchange each NGT unit for a unit of Ensource Energy, Ensource Energy partnership. This partnership has been capitalized at $20 million by our general partner.
For an example, if an NGT unit holds 100 units, they will, in turn, get 100 Ensource units as part of this proposition.
Ensource is not yet a public company. Upon closing, we will become a public company, and we have been approved for listing by the New York Stock Exchange, which our symbol would be ENF.
After the closing, the composition of our partnership would be approximately 90 percent the former NGT unit holders and 10 percent ownership of the general partner whose units are subordinate to those of the common unit holders.
On a valuation basis, this transaction is not dilutive on a net asset value basis, and we believe our units should trade on par with the current NGT unit price as our assets are basically the same as they have.
We will make quarterly distributions, and we anticipate that our first distribution will be in March of this year.
The minimum acceptance level for this proposal is 50 percent of the outstanding units. That is our minimum condition to close, as set forth in the prospectus.
Lastly, upon a successful closing at or above our minimum condition, the partnership will pay a special cash distribution of $5.9 million that will be paid pro rata to the NGT unit holders that accept the exchange offer. The general partner will not share in this distribution.
As we’ve gone down this path, we’ve been asked numerous times why did we choose to go after NGT for this conversion. There are several reasons; foremost is the inefficient nature of the capital structure of NGT. This is a situation where over 50 percent of the assets of the trust, being the zero coupon bond, create no current cash income to the unit holders.
This imbalance will continue to expand as the properties decline, the operating overhead and administrative expenses escalate, and the bonds continue to increase in principle value. We feel that investors that purchased NGT for yield will recognize the benefit that can be derived as we essentially double the amount of capital that is to be invested in cash flow generating oil and gas assets, which are similar in nature to those that are currently held by the trust.
Second in our, you know, as the factors that we looked at was that this transformation can be done with minimal tax implications. The exchange of an NGT unit for an Ensource unit is a non-taxable event, and NGT unit holders’ basis will carry forward.
Secondly, the sale of the bonds does not create any material tax liability as they will have accreted in value because of the nature of the asset. Anybody looking for a detailed description of the tax implications of this offer should refer to the tax section of the prospectus.
Finally, the reason the NGT was an attractive target is that the trust document that was put in place when this entity was formed provided for this type of transaction. And that — and the fact that approval of a simply majority of the units was required in order to effectuate this change.
I’d now like to turn the floor over to Marshall to discuss our business plan going forward.
MARSHALL EUBANK, EXECUTIVE VICE PRESIDENT AND CFO, ENSOURCE ENERGY: Thank you, Scott. I’m Marshall Eubank, the CFO of Ensource. I’m very excited about this opportunity and looking forward to moving Ensource along with Scott and our board.
We will begin, as Scott talked about, as a new publicly traded MLP with a management team and an independent board, all of which have a very successful management track record in oil and gas.

Moreover, the board is committed to invest their own capital and common units of Ensource. And these are the same units that the NGT unit holders will own.
Our plan is really straightforward. It’s to acquire income-producing oil and gas assets so that we can realize our primary objective. Our primary objective is to increase distributions per unit and value per unit for the benefit of our owners. Again, we want to increase the distributions per unit and value per unit.
As Scott pointed out, this is a change from NGT, which is a passively managed trust with a finite life. It is clear to us that we, as we pointed it out in the S-4, that NGT is facing declining production and increased expenses. This means that NGT’s prospects for future distribution growth depends solely on growth in natural gas prices, and we want to change that.
We believe the optimal way, and really, the only way, to create future value for an oil and gas yield vehicle is to acquire and develop income-producing properties. With these types of acquisitions, future production and distribution declines can be arrested, which will effectively reverse the course of NGT through Ensource.
In fact, we are confident that redeployment of the substantial cash resources into acquisitions will drive not only increases in production but increases in distributions per unit over the short and long term.
Now, let me spend a minute to walk everyone through the mechanics of our first phase of operation, which will help you understand how distribution growth is created. First, we’ll sell the zero coupon bonds that, by definition don’t generate any current income, and then invest the proceeds in the short-term interest-bearing securities.
This starts the process of generating new income to the unit holders. After this, and our merger, our pro forma cash balance will be approximately $95 to $100 million. This gives us a pretty big base to make acquisitions.
We will then seek to purchase oil and gas properties that meet our acquisition criteria. That is, let’s go over that: long-life, income-producing, United States, on-shore assets. Moreover, these kind of properties must not have significant capital expenses so that we can deliver a high payout ratio.
This will be the catalyst for the increase in cash flow, conversion of cash into oil and gas properties. We think we can make this happen in 12 to 18 months, if not sooner. And the end result of this reinvestment of cash into properties is now an entity whose assets are entirely generating income from oil and gas assets opposed to NGT where only 50 percent of the assets generate income.
It’s also important to remember that with this initial cash we will not need to go to the debt or equity markets. So, we can provide distribution upside without dilution.
To emphasize our short-term and long-term goals again, they’re simple: just to increase the distributions per unit through properly structured acquisitions over time.
Unlike NGT, we will manage price risks going forward, primarily to minimize distribution downside. We view risk management more as an insurance tool designed to protect against large downside movements in gas and oil prices, and our intent is not to overly limit upside.
Our business model is not really new. It’s been perfected by our friends in Canada. The Canadian royalty trust market, which I’m referring to, which is an actively managed business, has 35 oil and gas trusts. They have an aggregate market cap of around $60 billion, and is led by Enerplus, Harvest ARG (ph), and Pengrowth, among others.
I urge you all to look at the past performance of these trusts. They had small beginnings but have become large enterprises through the acquisition of mature income-producing properties. This is not a trend as this has been going on since 1986 when Enerplus started it.

We are very surprised that the U.S. market is only now embracing the concept of an actively managed public yield vehicle in oil and gas. And that’s what makes this opportunity so important to us and you. This is because we’ll begin as a small vehicle but with substantial initial capital and a business plan designed to grow income.
To kind of wrap it up for my remarks, I think the unit holders should focus on what we’re offering: one, active management; two, oversight by an independent board; and three, a strategy centered around converting cash into lower risk, income-producing properties.
Execution will drive growth and distribution, which should lead to growth in unit price.
Thank you for listening, and I’ll turn the call back over to Scott Smith.
SCOTT SMITH: Thank you, Marshall. For those parties that may not have had the opportunity to go over our prospectus, we think it’s important that the unit holders understand our structure and the governance of our partnership going forward.
First, the Ensource Energy Income Fund is the limited partnership that will be traded on the NYSE. The general partner of the fund is Ensource Energy Partners.
The general partner will be governed by a five-person board of directors. These individuals, which include myself and Scott Bedford, being a representative of our largest investor, are the three [sic: two] inside directors, and we have three outside directors, our independent directors, first of which is Jake Roorda.
Jake is currently president of Harvest Energy Trust, and has been since it’s IPO in December of 2002 when they went public in a roughly $75 million offering. Today, Harvest is roughly, is approximately, a $1.4 billion Canadian royalty trust, which trades on both the Toronto and New York Stock Exchange.
Our second independent director is Chip Johnson, who since 1993 has been President and CEO and a board member of Carrizo Oil & Gas, a public ENP company located here in Houston, with a market cap of approximately $600 million.
Our third director is Mark Warner, who is currently Director of Corporate Development for PointOne Communications, a private telecom company in Austin, who since 1999 has been a board member of Quicksilver, which is currently a $3.3 billion market cap company listed on the New York Stock Exchange.
All of these board members have a petroleum engineering background and have a thorough understanding, not only of the energy business but what it takes to manage and build a public company. We are all very fortunate that these gentlemen have agreed to serve on the board and be stewards of our partnership.
While Marshall and I will run the day-to-day operation of the partnership and focus on the management of the assets and the acquisition opportunities, under our partnership agreement the board, and specifically the independent directors that comprise the majority of the members, will approve all major decisions concerning acquisitions, hedging policies, future equity offerings, operating budgets and compensation.
Again, I don’t think we can stress enough how fortunate we are to have these people as part of our team.
We’d like to continue on and to review again why we believe this exchange offers a compelling proposition.
This is essentially a ground floor opportunity for NGT unit holders to join with us as we create a growth company. We think the unit holders should consider how much value can be generated as distributions increase as a result of deploying the proceeds from the bonds into current cash flow generation.
Our partnership, again, will be managed by oil and gas professionals and a board of directors who are directly in line with the common unit holders. Our goal, simply put, is to create value on behalf of the unit holders in terms of distribution growth and unit price appreciation.

We and our investors that own the general partner are prepared to invest $20 million in this effort. In order for us to make any return on this investment, we have to materially increase both the distributions and the price of the common units.
As Marshall stated before, the public income fund founded upon the ownership of oil and gas is a structure that’s been highly successful in Canada. This sector of the capital markets is poised for expansion and several new issues are in registration.
As an early entry in this market, our goal is to be a leader in this sector. We believe that we have the right structure, the management, and board to be a premiere energy income product for investors as we begin the process of building this partnership.
With that, we’ve pretty well concluded our remarks. We thank you so much for your participation in the call and your interest in Ensource going forward.
I will say, if anyone has any questions regarding kind of what we’ve gone over today, this afternoon please give us a call at our toll-free number, 888-844-1784, and we’re happy to visit with anybody at any time.
We’ll now turn the call over to Melissa for the question and answer session.
OPERATOR: At this time, I would like to remind everyone, if you would like to ask a question, press star then the number one on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.
Your first question is coming from Keith Behrens with Energy Capital Solutions.
KEITH BEHRENS, ENERGY CAPITAL SOLUTIONS: Hey, Scott and Marshall. I just had one question. Can you just comment on your view of the state of the U.S. A and D markets and if you have any specific acquisitions identified?
SCOTT SMITH: Marshall, why don’t you address that one?
MARSHALL EUBANK: Yes, thank you. I looked at some research for 2005 and for asset transactions, cash deals, there were 88 deals compromising about $10 billion based on some independent research. And 32 of these deals were kind of in the $20 to $200 million range, our target market.
And virtually, it’s hard to say, but a high percentage of them would be classified as mature properties, i.e., long life, high PDP. And so that tells me that there’s a plenty, you know, big market out there for us.
We also, during the year of setting up this exchange offer, looked at more than 20 different deals ranging from $10 to $300 million that kind of fit our acquisition criteria. So, had we been up and running, we felt like we would have had at least one or two closures during the year.
As far as deals out there we’re looking at, you know, it’s a chicken before the egg thing, but we’ve got acquisitions we’re looking at right now that is from a large independent, and it’s several packages of mid-continent and Hugoton (ph) type assets.
And we’re taking a look at that, and we’re looking at several street deals out there that are being sold by property shops.
KEITH BEHRENS: OK. Thanks.
SCOTT SMITH: Thank you, Keith.
OPERATOR: Thank you. Your next question is coming from Jim O’Hare with Oppenheimer and Company.
JIM O’HARE, OPPENHEIMER AND COMPANY: Gentlemen, thank you for the presentation today.

One of the things that seems intriguing to me for the existing NGT shareholders is the fact that this entity, NGT as it’s now structured, has a finite termination point in September, I think, of 2013, at which time the unit holders get the proceeds from the maturation of the zero coupon bonds coupled with, I think, the proceeds of approximately half the sale of the producing wells at that time.
In essence, it seems to me that the existing NGT shareholders are giving up that certainty of at least $20 per unit versus your own management, which you’ve described, and frankly, which you don’t have really a discernable track record that anybody knows. And let me pose a quick question in light of that for what I think are facts.
Wouldn’t the existing NGT shareholders be better suited if they went and bought a Canadian realty trust that has a track record which they can see has a management team which has been successful, you know, in expanding both their asset base and their distribution base? Thank you.
SCOTT SMITH: Well, Jim, thanks for the call. I think, first of all, again, the $20 cash payment or, you know, the return of that $20 in 2013, is basically that, if you recall, that’s the security blanket of this particular trust.
We look at it, though, when you look at — for investors that are looking for yield that, as the properties continue to decline, the distributions, absent, you know, dramatic increases in gas prices, are going to continue to drop.
You know, we talk about the termination and what people will get at the end. NGT is comprised of two roles (ph) — it’s comprised of two pieces. There’s a term royalty, which goes away and expires in 2013, and then there’s a royalty piece which, as you aptly pointed out, will be sold. And the trustee is gauged to sell that in 2013. And again, the proceeds would be distributed along with the $20.
Again, we don’t see that...
JIM O’HARE: Right.
SCOTT SMITH: ...as a real value proposition. That’s, we think — and I think as we pointed in our prospectus, we think that would vary somewhere between $2 and $2.50 a unit in 2013.
When you’ve talked about track records, I think it’s hard to look at our board and think that these individuals don’t have a track record. I’ve been involved in public companies that have been involved in acquisitions that, I think, people have looked at, you know, the history of Wiser Oil Company was a fairly successful transaction on behalf of shareholders.
Marshall was involved in over $300 million worth of acquisitions in the private market working for a very, very large private mineral company. And if you look at our board, again, that’s roughly $5 and a half billion of market cap with people who have been involved in IPOs, public companies, have been involved in the growth model of building companies and, specifically, Jake Roorda, who’s CEO of a Canadian royalty trust.
If people said, “Well, why shouldn’t we just go ahead and buy one of those,” well, I think what, perhaps, people are missing is if there’s a value proposition here that can be looked at and created, as we turn and take the proceeds of the bonds and invest that in properties, we think there’s a material upside in both the distributions and the stock price.
We don’t think that’s an opportunity that’s out there in any other type of security. And that’s the value proposition here. Granted, people can sell the stock and go invest in a Canadian trust that is currently trading at, let’s say, 8 to 11 percent type of yield.
But basically what I would consider to be a quantum leap in the possibility for the share price and the distributions is not something that’s going to happen with one of those other types of securities.
JIM O’HARE: Thank you for your answer.

SCOTT SMITH: All right. Thank you.
OPERATOR: Thank you. Your next question is coming from Joe Pratt with A.G. Edwards.
JOE PRATT, A.G. EDWARDS: Morning, Scott.
SCOTT SMITH: Good morning, Joe. How are you today?
JOE PRATT: Good. First question, we’ve noticed that Linn Energy has filed for an IPO, and that’s an income-oriented equity ENP product. How does your situation compare to that?
SCOTT SMITH: Well Lynn, it’s interesting because Linn Energy basically filed the same week that we did with the SEC back in June of last year. So we’ve watched their progression through the SEC and we know they’re in the market now.
Lynn is, again, it will be a traditional IPO. It’s an LLC structure. They’re an Appalachian-based producer with roughly 190 BCF of assets. They are going to market in the IPO in a price that at approximately an eight percent yield to the public.
They have, I consider, probably a very excellent asset base. And their proposal is they’re basically using this IPO as a monetization vehicle for their assets. They have a much more aggressive drilling program than we would probably envision going out. And I think in 2006 they propose to drill somewhere like 130 wells or something like that.
Again, I think they’re just kind of the tip of the iceberg on what we think are these yield vehicles that are going to be coming to market. We’re aware of several others that are basically in the queue once the Lynn transaction kind of gets put to bed.
So, we think it’s a, you know, another — it’s another vehicle. It’s different. Again, investors who buy Linn at IPO are buying into their growth profile from the drillbed. Ours will be more of growth profile built from the acquisitions of producing properties and the deployment of the zero coupon bond proceeds.
JOE PRATT: OK. Thank you. And I have a second question, and that is how — or could you give us some detail as to how the interest of the general partner benefits are aligned with the unit holders, the common unit holders, of Ensource?
SCOTT SMITH: OK. Thanks. Well, I think, as we look at it, again, our units that, the general partners’ units that we’re acquiring as part of our $20 million investment, are subordinate in terms of distribution to the public to the common unit holders.
The first $2 in distributions will always go to the public unit holders. So, if we’re not successful in generating $2 for all the parties, the public, or the common unit holders, get that first. So, that’s probably one of the main considerations.
Also, if you look at when our subordination period under our prospectus terminates — in other words, our units are not freely tradable until we’ve been able to achieve distributions in excess of $3.25 over four quarter period. That would equate to almost 150 percent of where the highest distributions this trust has ever seen.
Also, if you look at some of our other things, you know, some of the other provisions of our consideration that we’re acquiring, being the warrants and other things, the strike price on that warrant is struck at 36, is over $36. Again, we don’t — that warrant is worth nothing to us unless the stock price is at $36, north of there and substantially north of there.
And in order to exercise that warrant, we basically have to strike a check for $36 million to the partnership. So, we look at that all of our incentives are stricken at such, at levels, that are higher than have ever been seen by the partnership. And in order to get to those levels and achieve those goals, we are going to have to execute a very successful business plan that we’ve laid out here.

JOE PRATT: Sounds pretty good to me. Thank you.
SCOTT SMITH: All right. Thanks, Joe.
JOE PRATT: Yes.
OPERATOR: Thank you. Your next question is coming from Larry Phillips with RBC Dain Rauscher.
LARRY PHILLIPS, RBC DAIN RAUSCHER: Good morning, gentlemen.
SCOTT SMITH: Larry.
LARRY PHILLIPS: I just have one question. Could you comment on your response to the third party assessment from Houlihan Lokey Howard & Zukin that the offer is, I don’t know, woefully inadequate, shall we say?
SCOTT SMITH: Well, Larry, I wouldn’t use woefully but...
LARRY PHILLIPS: Well, that’s my understanding of their feeling.
SCOTT SMITH: Well, here’s our take on that. Houlihan Lokey is a fine firm. And obviously, you know, we were disappointed in what they came out with. But I think as they set forth and stated in their opinion that, again, they only looked at certain aspects of the proposal.
They did not take into account, and I think they state that in their opinion letter, that they did not take into account the merits of the business plan and what we plan to do going forward.
I’m sure, again, they don’t — they did not provide, and chose not to provide, the backup for their opinion, you know. And like numerous merger fairness opinions that I think we’ve all seen where people lay out the comps and the analysis and how things were done and analysis was conducted, there basically was nothing here.
So, for us, as we look at it, it’s hard for us to figure out how they came up with it unless you take the entire, the composition of the entire proposal and look at it as a whole, how you can come up with an analysis that is quote fair or unfair.
Again, I don’t think, I don’t think — but to Houlihan’s defense, that’s not what they were charged to do. So, they were given a very specific charge, and I think, and I’m sure, that’s what they did. Unfortunately the trustee chose not to provide that information to everybody.
So, their opinion is what it is. Obviously we disagree, and we’ll just kind of go from there, I guess. I don’t know how better I can address it.
LARRY PHILLIPS: Have you asked them to provide the details so that you can address them specifically?
SCOTT SMITH: Yes, sir, we have. And I think we stated that in our letter to the unit holders. We did request that from the trustee, and they chose to — they made, in their best opinion or — they made the judgment that they did not want to provide that for us to review, unfortunately.
LARRY PHILLIPS: OK. Thank you.
SCOTT SMITH: You’re welcome. Thanks, Larry.
OPERATOR: Thank you. Your next question is coming from Chris Calger with Westport Energy.
CHRIS CALGER, WESTPORT ENERGY: Good morning, gentlemen.

SCOTT SMITH: Hi, Chris.
CHRIS CALGER: First, I just wanted to say great concept, great plan, but I was wondering if you could touch on how certain you are of your ability to maintain the gas marketing agreement and also if you’ll commit to press releasing details on all of your hedges at the time that you put the hedges on?
SCOTT SMITH: OK. First, with respect to the gas contract, Chris.
CHRIS CALGER: Yes.
SCOTT SMITH: The gas contract, there is a difference of opinion, to be honest with you. Eastern American thinks that if our transaction goes through they may have grounds for termination. But then on the flip side they recognize that they are still obligated to continue buying the gas under market terms.
The current gas contract is, it’s kind of an unusual pricing provision in that it takes into account historical prices, current prices, and forward prices on basically a rolling 12-month type basis. We don’t consider that in the fact that they — if the contract did terminate that that’s really very immaterial.
In fact, we would probably welcome the opportunity to maybe look at changing the pricing to more of a market-base price that basically reflects the current price in the environment. But it would also allow us, if provided — and I think one thing we laid out, if we choose to hedge the legacy assets or the current oil and gas assets, provide a, perhaps, a better alignment of a hedging.
With respect to hedges, we will be very forthright in any hedging that we may do. It will be put forth and for all the unit holders to understand. We think it’s important that they know what steps we’ve taken to ensure their distribution, the downside, as well as if there’s a collar in place, what the ceilings may be or any other structure that we may choose to elect to pursue.
CHRIS CALGER: That’s great. Thank you.
SCOTT SMITH: You’re welcome.
OPERATOR: Once again, if you would like to ask a question, press star then the number one on your telephone keypad.
Your next question is coming from John Brant, which is a private investor.
JOHN BRANT: Good morning, men.
SCOTT SMITH: Good morning, John. How are you today?
JOHN BRANT: Good. I joined the call late, and perhaps this question’s been asked and answered, and if it has, you can just refer me to the rebroadcast tomorrow. Under the trust indenture, the unit holders have the ability to tender units in the trust to the trustee and receive back their pro rata interest in the zero coupon bond and the royalty interest, thereby unlocking the value inherent in the units.
For example, I could tender my units to the trustee, get back a non-transferable interest in the royalties, and my pro rata share of the zero coupon bond and sell the zero coupon bond in the market. Why — what advantage does your proposal have over my ability to do that, sell the zero coupon bond and invest in, say, Devon Energy, a company with a proven track record?
SCOTT SMITH: OK. John, you’re right about the ability of NGT unit holders to basically strip their zero coupon bond. Obviously if you — any unit holder that elects to do that obviously has a non-tradable security going forward.
We think the value proposition, again, I think obviously you can, any investor could, do what you’re talking about. But as we look at it, if you bought this for yield and this is a yield product, the fact that we’re going to go deploy that cash in oil and gas assets and increase the yield, which we, in turn, believe will increase the share price, is really the value proposition here.
Obviously anyone who can go buy Devon Energy, but if you buy Devon Energy, albeit you would get a small dividend, that’s not really going to enhance your distributions.
This is a yield product and we think investors that are looking for yield will recognize the fact that, you know, this inefficient capital structure of NGT really doesn’t make any sense. Again, what you wind up under our transaction is a freely tradable security that will trade on the New York Stock Exchange. That is a growth story.
And granted, you know, Devon Energy is a fine company, although — and has done extremely well. Going forward, will they see a quantum leap in their stock price? Perhaps they could. And they have done very, very well, again, over time.
We look at it, again, as for investors is, again, you would be left with a security, your interest in NGT that, granted, you could hold until 2013 and get your percentage of the terminus. But on a near-term value proposition, we think our proposal provides much more value than other alternatives.
JOHN BRANT: Well, it’s true, is it not, that if I did that, if I stripped the zero out of my units and held on to the royalty and later changed my mind and decided to sell the royalty that I could make it transferable by reconstituting the unit, buying the zero coupon bond, assuming the zero plus the royalty [and turning them into] the trustee and getting a tradable unit and then selling it on the New York Stock Exchange?
SCOTT SMITH: Yes, sir, you can do that. You know, I think, perhaps, as evidence that it’s not a strategy a lot of investors have ever chosen to do is the fact that only 19,900 units of the total of 5.9 million ever elected to do that. [Clarification: Mr. Smith meant to say that only 19,900 units have been withdrawn from the depositary arrangement. It is not known to Ensource how many, or if any, units have been reconstituted as tradable units.]
I imagine it’s probably not the easiest transaction to try to put together. And again, you’d be subject to, obviously, the vagaries of what the zero, of what the bonds are going to do and the interest rate environment.
So, you know, it is an option people have. Again, we don’t think that people have — again, you can go buy any number of securities that are out there that provide income. But again, we look at it as, you know, you what we’re doing is, again, taking those bonds and putting it into cash flow generation assets, which will, in turn, enhance the yield.
And we think that’s a really dynamic proposition for people that, again, if you’re looking for yield and you follow the Canadian trust model that you can see that, you know, entities such as an Enerplus or a Harvest that all started out with very modest beginnings, you know, IPOs, you know, sub-$100 million, are now multi-billion dollar enterprises with demonstrated growth and that demonstrated, you know, increases in distributions and stock prices, you know, over a relatively steady period, you know, in the case of Harvest, a shorter period of time, in the case of Enerplus, they’ve been doing it almost 20 years.
And I think if you look at that model, and it’s the model we intend to follow, which is low debt, you know, insurance as far as hedging policy to ensure distributions and growth going forward, we think the returns, you know, can be very, very attractive.
JOHN BRANT: Thank you very much.
SCOTT SMITH: All right. Thank you, John.
OPERATOR: Thank you. As a final reminder, if you would like to ask a question, press star then the number one on your telephone keypad.
Your next question is coming from Frank McKinney, which is a private investor.

FRANK MCKINNEY: Hello, gentlemen. And I thank you for the call that you’re having today.
SCOTT SMITH: Thank you.
FRANK MCKINNEY: I had one question, or maybe something that you could comment on for me. I believe it was Scott, you said early on the call that in the original trust document there was a provision for an exchange offer such as this. And in, I guess, along those lines, is there a change that when NGT was formed originally that they, I guess, saw into the future or saw the merits of modeling after the Canadian royalty trust, as you all are thinking of doing, and/or saw that an exchange offer like this might, at some point, be a benefit to the shareholders?
Your comments, please.
SCOTT SMITH: Well, Frank, you know, again, the provisions in the trust agreement provide for a merger upon approval of 50 percent of the unit holders. Again, the exchange offer is not something that’s specifically identified.
But although, obviously, they put it in there so someone, when this trust was formed, thought that, you know, perhaps maybe they envisioned some sort of transaction in the future. It’s hard for me to put myself in their shoes.
Whether or not they were looking at the Canadian trust model back in 1993, you know, I would only be speculating.
FRANK MCKINNEY: OK.
SCOTT SMITH: Again, we look at it, the Canadian trust model was somewhat in its infancy. I think in 1993 there was really, there was probably only two, Engrowth, I mean, Enerplus and Pengrowth.
But as this market’s matured and you look at how the unit holders, both in Canada as well as investors’ appetite for these securities on the U.S. side, I think now makes this proposition really, really makes a lot of sense because you’ve seen huge investor acceptance.
Most of these Canadian trusts that trade on the U.S. markets have greater than a 50 percent ownership of U.S. stockholders. There are volumes that trade on the NYSE and the other exchanges where these securities trade but in some cases dwarf the amount of stock that trades on the Toronto Stock Exchange.
So, we think this is a great model. It’s a proven model. We have a board that’s been involved in executing this model twice and understands how it works and understands that, you know, you don’t go out and drill high-risk wells and load up with lots of debt.
Again, that’s not the model. The model is stability, mature assets, highly predictable, and again, using a modest hedging program to ensure distributions for all our unit holders.
FRANK MCKINNEY: OK. Thank you very much.
SCOTT SMITH: You’re welcome, Frank. Thanks for calling.
OPERATOR: Thank you. There appears to be no further questions. I would like to turn the floor back over to management for any closing comments.
SCOTT SMITH: Thanks again to all of you who’ve chosen to be part of our call today. We think this is an interesting and exciting transaction for everybody.
We’re looking forward to the response that we see on the 12th, and we hope that we get to our 50 percent minimum condition and we can get started on executing our business plan. Now is the time we need to be in the market.
There’s a lot of neat stuff going on out here as far as acquisition opportunities, and we are, you know, looking forward to working for all the unit holders to create value on their behalf.

So, thanks again, and hope you all have a good day. And again, if you have any questions, if you’ll just give us about an hour, we’ll be back in our office. And again, that number is 888-844-1784.
Thanks again.
OPERATOR: This concludes today’s Ensource Energy conference call. You may now disconnect.
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